UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

NVENT ELECTRIC PLC
(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)

G6700G 107
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all on s.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,838,602
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,838,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,838,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.44%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,838,602
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,838,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,838,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.44%*
14	TYPE OF REPORTING PERSON IN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,838,602
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,838,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,838,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.44%*
14	TYPE OF REPORTING PERSON IN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,838,602
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,838,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,838,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.44%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,838,602
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,838,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,838,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.44%*
14	TYPE OF REPORTING PERSON OO
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,105,936
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,105,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.65%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,177,947
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,177,947
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.69%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,535
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 45-4929803
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 373,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 373,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.22%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,173,150
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,173,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,173,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.69%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-N, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 80-0958490
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 885,067
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 885,067
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.52%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-D, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1108184
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 184,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 184,816
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Fund (Sub)-G, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 90-1035117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,169
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON PN
_____________
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-5509975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,187
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-2121971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,951
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,951
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-K, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-5116069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 266,024
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 266,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-C, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1327448
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,787
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON OO
_______
*   Calculated based on 169,929,586 ordinary shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on June 1, 2018, as amended by Amendment No. 2 filed on May 17, 2019, as amended by Amendment No. 3 filed on May 1, 2020, as amended by Amendment No. 4 filed on July 2, 2020, and as amended by Amendment No. 5 (“Amendment No. 5”) filed on July 30, 2020 (as amended, the “Schedule 13D”), relating to the Ordinary Shares, nominal value $0.01 per share (the “Shares”), of nVent Electric plc, an Irish public limited company (the “Issuer”). The address of the principal executive office of the Issuer is The Mille, 1000 Great West Road, 8th Floor (East), London, TW8 9DW United Kingdom.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Items 4 and 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4. Purposes of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The sales of Shares by Reporting Persons reported in this Amendment No. 6 were made for portfolio management purposes.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) As of 4:00 p.m., New York City time, on August 12, 2020, the Reporting Persons beneficially owned, in the aggregate, 5,838,602 Shares, representing approximately 3.44% of the Issuer’s outstanding Shares (calculated based on 169,929,586 Shares outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q). Such Shares include an aggregate of 5,827,483 Shares beneficially owned by the Reporting Persons through direct ownership of Shares, representing approximately 3.43% of the Issuer’s outstanding Shares, and an additional 11,119 Shares underlying nVent Director Options held by Mr. Garden, representing approximately 0.01% of the Issuer’s outstanding Shares.

(b) As of 4:00 p.m., New York City time, on August 12, 2020, each of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K, Strategic Fund-C and Trian Management beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,105,936, 1,177,947, 138,535, 373,821, 1,173,150, 885,067, 184,816, 59,169, 175,187, 87,951, 266,024, 195,787, and 4,093 Shares, respectively, except to the extent that other Reporting Persons as described in this Item 5 may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  Mr. Garden beneficially owns and has sole voting power and sole dispositive power with regard to 11,119 Shares underlying nVent Director Options, except to the extent that other members of the Trian Group as described in this Item 5 may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected since the filing of Amendment No. 5 by any of the Reporting Persons, inclusive of the transactions effected through 4:00 p.m., New York City time, on August 12, 2020.  All transactions set forth on Schedule A were effected in the open market or through block trades.  The prices set forth on Schedule A do not include commissions.

(e) As a result of the transactions referred to Item 5(c) above, on August 11, 2020, the Filing Persons ceased to be the beneficial owners of more than 5% of the Issuer's outstanding Shares.

[INTENTIONALLY LEFT BLANK]

SIGNATURE

 After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2020

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-II General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

TRIAN PARTNERS STRATEGIC FUND-K, L.P.
By:	Trian Partners Strategic Fund-K GP, L.P., its general partner

By:	Trian Partners Strategic Fund-K General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

TRIAN PARTNERS STRATEGIC FUND-C, LTD.

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Director

/s/ NELSON PELTZ Nelson Peltz
/s/ PETER W. MAY Peter W. May
/s/ EDWARD P. GARDEN Edward P. Garden

SCHEDULE A

Reporting Person	Date	Shares	Price	Type

Trian Partners Master Fund, L.P.	8/3/2020	19,022	$ 18.4650	Sell
Trian Partners Master Fund, L.P.	8/4/2020	7,560	$ 18.4039	Sell
Trian Partners Master Fund, L.P.	8/5/2020	36,904	$ 18.4123	Sell
Trian Partners Master Fund, L.P.	8/6/2020	16,041	$ 18.3618	Sell
Trian Partners Master Fund, L.P.	8/7/2020	40,428	$ 18.7437	Sell
Trian Partners Master Fund, L.P.	8/10/2020	120,711	$ 19.1600	Sell
Trian Partners Master Fund, L.P.	8/11/2020	623,190	$ 19.1148	Sell

Trian Fund Management, L.P.	8/3/2020	66	$ 18.4650	Sell
Trian Fund Management, L.P.	8/4/2020	26	$ 18.4039	Sell
Trian Fund Management, L.P.	8/5/2020	128	$ 18.4123	Sell
Trian Fund Management, L.P.	8/6/2020	53	$ 18.3618	Sell
Trian Fund Management, L.P.	8/7/2020	138	$ 18.7437	Sell
Trian Fund Management, L.P.	8/10/2020	416	$ 19.1600	Sell
Trian Fund Management, L.P.	8/11/2020	2,164	$ 19.1148	Sell

Trian Partners, L.P.	8/3/2020	17,858	$ 18.4650	Sell
Trian Partners, L.P.	8/4/2020	7,097	$ 18.4039	Sell
Trian Partners, L.P.	8/5/2020	34,648	$ 18.4123	Sell
Trian Partners, L.P.	8/6/2020	15,061	$ 18.3618	Sell
Trian Partners, L.P.	8/7/2020	37,956	$ 18.7437	Sell
Trian Partners, L.P.	8/10/2020	113,330	$ 19.1600	Sell
Trian Partners, L.P.	8/11/2020	585,089	$ 19.1148	Sell

Trian Partners Parallel Fund I, L.P.	8/3/2020	2,237	$ 18.4650	Sell
Trian Partners Parallel Fund I, L.P.	8/4/2020	889	$ 18.4039	Sell
Trian Partners Parallel Fund I, L.P.	8/5/2020	4,340	$ 18.4123	Sell
Trian Partners Parallel Fund I, L.P.	8/6/2020	1,887	$ 18.3618	Sell
Trian Partners Parallel Fund I, L.P.	8/7/2020	4,755	$ 18.7437	Sell
Trian Partners Parallel Fund I, L.P.	8/10/2020	14,197	$ 19.1600	Sell
Trian Partners Parallel Fund I, L.P.	8/11/2020	73,291	$ 19.1148	Sell

Trian Partners Strategic Investment Fund II, L.P.	8/3/2020	6,036	$ 18.4650	Sell
Trian Partners Strategic Investment Fund II, L.P.	8/4/2020	2,399	$ 18.4039	Sell
Trian Partners Strategic Investment Fund II, L.P.	8/5/2020	11,711	$ 18.4123	Sell
Trian Partners Strategic Investment Fund II, L.P.	8/6/2020	5,091	$ 18.3618	Sell
Trian Partners Strategic Investment Fund II, L.P.	8/7/2020	12,830	$ 18.7437	Sell
Trian Partners Strategic Investment Fund II, L.P.	8/10/2020	38,307	$ 19.1600	Sell
Trian Partners Strategic Investment Fund II, L.P.	8/11/2020	197,768	$ 19.1148	Sell

Trian Partners Strategic Investment Fund-A, L.P.	8/3/2020	18,944	$ 18.4650	Sell
Trian Partners Strategic Investment Fund-A, L.P.	8/4/2020	7,528	$ 18.4039	Sell
Trian Partners Strategic Investment Fund-A, L.P.	8/5/2020	36,753	$ 18.4123	Sell
Trian Partners Strategic Investment Fund-A, L.P.	8/6/2020	15,976	$ 18.3618	Sell
Trian Partners Strategic Investment Fund-A, L.P.	8/7/2020	40,263	$ 18.7437	Sell
Trian Partners Strategic Investment Fund-A, L.P.	8/10/2020	120,217	$ 19.1600	Sell
Trian Partners Strategic Investment Fund-A, L.P.	8/11/2020	620,649	$ 19.1148	Sell

Trian Partners Strategic Investment Fund-D, L.P.	8/3/2020	2,984	$ 18.4650	Sell
Trian Partners Strategic Investment Fund-D, L.P.	8/4/2020	1,186	$ 18.4039	Sell
Trian Partners Strategic Investment Fund-D, L.P.	8/5/2020	5,790	$ 18.4123	Sell
Trian Partners Strategic Investment Fund-D, L.P.	8/6/2020	2,517	$ 18.3618	Sell
Trian Partners Strategic Investment Fund-D, L.P.	8/7/2020	6,343	$ 18.7437	Sell
Trian Partners Strategic Investment Fund-D, L.P.	8/10/2020	18,938	$ 19.1600	Sell
Trian Partners Strategic Investment Fund-D, L.P.	8/11/2020	97,775	$ 19.1148	Sell

Trian Partners Fund (SUB)-G, L.P.	8/3/2020	955	$ 18.4650	Sell
Trian Partners Fund (SUB)-G, L.P.	8/4/2020	380	$ 18.4039	Sell
Trian Partners Fund (SUB)-G, L.P.	8/5/2020	1,854	$ 18.4123	Sell
Trian Partners Fund (SUB)-G, L.P.	8/6/2020	806	$ 18.3618	Sell
Trian Partners Fund (SUB)-G, L.P.	8/7/2020	2,031	$ 18.7437	Sell
Trian Partners Fund (SUB)-G, L.P.	8/10/2020	6,064	$ 19.1600	Sell
Trian Partners Fund (SUB)-G, L.P.	8/11/2020	31,303	$ 19.1148	Sell

Trian Partners Strategic Fund G-II, L.P.	8/3/2020	2,829	$ 18.4650	Sell
Trian Partners Strategic Fund G-II, L.P.	8/4/2020	1,124	$ 18.4039	Sell
Trian Partners Strategic Fund G-II, L.P.	8/5/2020	5,488	$ 18.4123	Sell
Trian Partners Strategic Fund G-II, L.P.	8/6/2020	2,386	$ 18.3618	Sell
Trian Partners Strategic Fund G-II, L.P.	8/7/2020	6,012	$ 18.7437	Sell
Trian Partners Strategic Fund G-II, L.P.	8/10/2020	17,952	$ 19.1600	Sell
Trian Partners Strategic Fund G-II, L.P.	8/11/2020	92,681	$ 19.1148	Sell

Trian Partners Strategic Fund G-III, L.P.	8/3/2020	1,420	$ 18.4650	Sell
Trian Partners Strategic Fund G-III, L.P.	8/4/2020	564	$ 18.4039	Sell
Trian Partners Strategic Fund G-III, L.P.	8/5/2020	2,755	$ 18.4123	Sell
Trian Partners Strategic Fund G-III, L.P.	8/6/2020	1,198	$ 18.3618	Sell
Trian Partners Strategic Fund G-III, L.P.	8/7/2020	3,019	$ 18.7437	Sell
Trian Partners Strategic Fund G-III, L.P.	8/10/2020	9,013	$ 19.1600	Sell
Trian Partners Strategic Fund G-III, L.P.	8/11/2020	46,530	$ 19.1148	Sell

Trian Partners Strategic Investment Fund-N, L.P.	8/3/2020	14,292	$ 18.4650	Sell
Trian Partners Strategic Investment Fund-N, L.P.	8/4/2020	5,679	$ 18.4039	Sell
Trian Partners Strategic Investment Fund-N, L.P.	8/5/2020	27,728	$ 18.4123	Sell
Trian Partners Strategic Investment Fund-N, L.P.	8/6/2020	12,053	$ 18.3618	Sell
Trian Partners Strategic Investment Fund-N, L.P.	8/7/2020	30,376	$ 18.7437	Sell
Trian Partners Strategic Investment Fund-N, L.P.	8/10/2020	90,697	$ 19.1600	Sell
Trian Partners Strategic Investment Fund-N, L.P.	8/11/2020	468,240	$ 19.1148	Sell

Trian Partners Strategic Fund-K, L.P.	8/3/2020	4,296	$ 18.4650	Sell
Trian Partners Strategic Fund-K, L.P.	8/4/2020	1,707	$ 18.4039	Sell
Trian Partners Strategic Fund-K, L.P.	8/5/2020	8,334	$ 18.4123	Sell
Trian Partners Strategic Fund-K, L.P.	8/6/2020	3,623	$ 18.3618	Sell
Trian Partners Strategic Fund-K, L.P.	8/7/2020	9,130	$ 18.7437	Sell
Trian Partners Strategic Fund-K, L.P.	8/10/2020	27,260	$ 19.1600	Sell
Trian Partners Strategic Fund-K, L.P.	8/11/2020	140,739	$ 19.1148	Sell

Trian Partners Strategic Fund-C, Ltd.	8/3/2020	3,161	$ 18.4650	Sell
Trian Partners Strategic Fund-C, Ltd.	8/4/2020	1,256	$ 18.4039	Sell
Trian Partners Strategic Fund-C, Ltd.	8/5/2020	6,134	$ 18.4123	Sell
Trian Partners Strategic Fund-C, Ltd.	8/6/2020	2,666	$ 18.3618	Sell
Trian Partners Strategic Fund-C, Ltd.	8/7/2020	6,719	$ 18.7437	Sell
Trian Partners Strategic Fund-C, Ltd.	8/10/2020	20,063	$ 19.1600	Sell
Trian Partners Strategic Fund-C, Ltd.	8/11/2020	103,579	$ 19.1148	Sell